Exhibit 11.1

Harry & David Holdings, Inc.

Statement re: Computation of per share earnings

	Year Ended March 29, 2003 Predecessor (Restated)	Year Ended March 27, 2004 Predecessor (Restated)	Period From March 28, 2004 to June 16, 2004 Predecessor	Period From June 17, 2004 to March 26, 2005 Successor
Shares outstanding	1,000	1,000	1,000	1,000,000
Net Income (loss) for the Period	10,251	10,837	(15,332)	11,442
Income per share	10,251	10,837	(15,332)	11.44
Retained Earnings (Accumulated Deficit)	9,710	20,547	9,473	(71,188)
Per share	9,710	20,547	9,473	(71.19)